Mail Stop 0308
							June 6, 2005


Mr. David Freeman
President and Chief Executive Officer
Lydall, Inc.
One Colonial Road
Manchester, Connecticut 06040

		RE:	Lydall, Inc.
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 16, 2005
			File No. 1-07665

Dear Mr. Freeman:

	We have reviewed the responses in your letter dated May 20,
2005
and have the following additional comment. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Notes to Financial Statements

Note 1. Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

1. Based on our review of your response to comment 10 from our letter
dated April 21, 2005, we understand that your customers have a right
to return the products that they purchase from you; yet you do not record an estimate of returns at the time of recording the sale
because you believe such returns to be immaterial.   Based on the
information you have provided with respect to sales returns and allowances in fiscal 2004, we are unclear as to why you believe your sales returns are immaterial. In particular, while we acknowledge that the returns are immaterial relative to total sales, it does not appear that gross margin on the returns is immaterial relative to operating income and/or income before taxes. Thus, please refer to
SFAS 48 and tell us why you continue to believe that you are not required to record an estimate of sales returns at the point of sales recognition. Or, if after reassessing your accounting you now believe that your accounting should be revised, please show us how you plan to revise your financial statements accordingly. Please also confirm that you will disclose Schedule II information with respect to your sales returns and allowances.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or, in his absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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Mr. David Freeman
Lydall, Inc.
June 6, 2005
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